Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollar amounts in thousands)

	Norcraft Holdings L.P.
	For the Period October 21 through December 31,	Fiscal Year Ended December 31,
	2003	2004	2005	2006
EARNINGS:
Income from continuing operations	$2,050	$23,127	$29,669	$39,493
Fixed charges	3,703	22,074	27,993	24,946

Earnings before fixed charges	5,753	45,201	57,662	64,439
FIXED CHARGES:
Interest expense, net	3,217	18,815	23,208	22,654
Amortization of deferred debt issuance costs	391	2,714	4,127	1,498
Capitalized interest	—	—	—	—
Interest portion of rent expense (1)	95	545	658	794

Fixed charges	$3,703	$22,074	$27,993	$24,946
Ratio of earnings to fixed charges	1.6x	2.0x	2.1x	2.6x

	Norcraft Companies L.P.
	Predecessor		Successor
	Fiscal Year Ended December 31,	For the Period January 1, 2003 through October 20,	For the Period October 21 through December 31,	Fiscal Year Ended December 31,
	2002	2003	2003	2004	2005	2006
EARNINGS:
Income from continuing operations	$22,608	$23,806	$2,050	$26,170	$38,339	$49,167
Fixed charges	3,120	2,016	3,703	19,031	19,323	15,272

Earnings before fixed charges	25,728	25,822	5,753	45,201	57,662	64,439
FIXED CHARGES:
Interest expense, net	2,574	1,422	3,217	15,897	14,893	13,370
Amortization of deferred debt issuance costs	301	267	391	2,589	3,772	1,108
Capitalized interest	—	—	—	—	—	—
Interest portion of rent expense (1)	245	327	95	545	658	794

Fixed charges	$3,120	$2,016	$3,703	$19,031	$19,323	$15,272
Ratio of earnings to fixed charges	8.2x	12.8x	1.6x	2.4x	3.0x	4.2x

(1)	The interest portion of our rent expense is assumed to be one-third of total rent expense.